Media Release

Rio Tinto completes divestment of Coal & Allied Industries Limited for $2.69 billion

1 September 2017

Rio Tinto has completed the sale of its wholly-owned subsidiary Coal & Allied Industries Limited to Yancoal Australia Limited.

From today, Yancoal takes over management of Rio Tinto’s thermal coal business in the Hunter Valley region of New South Wales.

Rio Tinto will receive total consideration of $2.69 billion for the sale, together with customary adjustments for net debt and net working capital at completion. The $2.69 billion comprises $2.45 billion in cash paid today and a further $240 million of unconditional guaranteed royalty payments. The first royalty payment of $10 million was made today and an additional $100 million will be received by the end of this year. A further $90 million is expected before the end of 2018. Under the terms of the sale, Rio Tinto may also receive an additional royalty linked to the coal price capped at $410 million.

Rio Tinto will use the consideration received for general corporate purposes and the Group’s capital allocation framework will be applied.

With production from all Hunter Valley coal operations transferring to Yancoal from today, the Group’s guidance for thermal coal production in 2017 has been revised to 13-14 million tonnes, from 17-18 million tonnes previously.

The taxable gain on the disposal of these assets is expected to be largely offset by carried forward capital losses in Australia. Therefore the cash tax payable is expected to be relatively low compared to the quantum of the taxable gain.

Notes to editors

The sale is of all of Rio Tinto’s shares in Coal & Allied Industries Limited, and includes all assets and liabilities of Coal & Allied and its subsidiaries. The Coal & Allied group holds a 67.6 per cent interest in the Hunter Valley Operations mine, an 80 per cent interest in the Mount Thorley mine, a 55.6 per cent interest in the Warkworth mine, a 36.5 per cent interest in Port Waratah Coal Services (which owns a coal export terminal located at the Port of Newcastle) and other undeveloped coal assets, including various landholdings.

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